EXHIBIT 2.1
THIRD AMENDMENT
     THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of November 20, 2005 (“Third Amendment”), by and among North American Senior Care, Inc., a Delaware corporation (“NASC”), NASC Acquisition Corp., a Delaware corporation and a wholly-owned direct Subsidiary of NASC (“NASC Acquisition”), Pearl Senior Care, Inc., a Delaware corporation (“PSC”), PSC Sub, Inc., a Delaware corporation and wholly-owned direct Subsidiary of PSC (“PSC Sub”), Beverly Enterprises, Inc., a Delaware corporation (the “Company”) and, solely for purposes of Article 9 of the Merger Agreement (as hereinafter defined) and Section 4 of this Third Amendment, SBEV Property Holdings LLC, a Delaware limited liability company (“SBEV”), and Geary Property Holdings LLC, a Delaware limited liability company (“GPH”).
     WHEREAS, NASC, NASC Acquisition, the Company and SBEV are parties to an Agreement and Plan of Merger dated as of August 16, 2005, as amended by the First Amendment thereto, dated as of August 23, 2005 and the Second Amendment thereto, dated as of September 22, 2005 (the “Second Amendment”) (as so amended, the “Merger Agreement”) (capitalized terms used but not defined herein shall have the definitions given to them in the Merger Agreement);
     WHEREAS, NASC, NASC Acquisition and SBEV have agreed to assign their rights under the Merger Agreement to PSC, PSC Sub and GPH and PSC, PSC Sub and GPH have agreed to assume the obligations of NASC, NASC Acquisition and SBEV under the Merger Agreement;

     WHEREAS, the Company, PSC, PSC Sub and GPH have agreed to amend the terms of the Merger Agreement as set forth herein;
     WHEREAS, the respective Boards of Directors of PSC, PSC Sub and the Company have approved and declared advisable the Merger upon the terms and subject to the conditions of the Merger Agreement as amended hereby and in accordance with the DGCL; and
     WHEREAS, the respective Boards of Directors of PSC, PSC Sub and the Company have determined that the Merger as so amended (as amended, the “Merger”) is in furtherance of, and consistent with, their respective business strategies and is in the best interest of their respective stockholders, and PSC has approved this Third Amendment and the Merger as the sole stockholder of PSC Sub, and the Company Board and the Board of Directors of PSC Sub have approved the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Third Amendment and intending to be legally bound hereby, the Parties agree as follows:
Article 1
Assignment and Assumption
     Section 1.1 Each of NASC, NASC Acquisition and SBEV hereby assigns and transfers unto each of PSC, PSC Sub and GPH, respectively, all of its right, title and interest in, to and under the Merger Agreement (including to the BIF Deposit), with effect from and after the date hereof, subject to the covenants, conditions, agreements, terms, obligations, restrictions, and other provisions set forth in the Merger Agreement, and with effect from and after the date hereof, none of NASC, NASC Acquisition and SBEV shall have any rights under or obligations in respect of the Merger Agreement.
     Section 1.2 Each of PSC, PSC Sub and GPH hereby accepts such assignment, and assumes and agrees to perform, pay, discharge and comply with all of the covenants, conditions, agreements, terms, obligations and restrictions to be performed or complied with on the part of NASC, NASC Acquisition and SBEV, respectively, from and after the date hereof under the Merger Agreement, subject to the covenants, conditions, agreements, terms, obligations, restrictions and other provisions set forth in the Merger Agreement.
     Section 1.3 The Company hereby consents to the foregoing assignment and assumption.
Article 2
Representations and Warranties
     Section 2.1 The Company represents and warrants to NASC, NASC Acquisition, PSC and PSC Sub as follows:
     (a) the Company has all necessary corporate power and authority to execute and deliver this Third Amendment, to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement as amended by this Third Amendment;
     (b) the execution and delivery of this Third Amendment by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Third

Amendment or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Stockholder Approval; and
     (c) this Third Amendment has been duly authorized and validly executed and delivered by the Company and, assuming this Third Amendment and the Merger Agreement are valid and binding obligations of NASC, NASC Acquisition, PSC and PSC Sub, the Merger Agreement as amended by this Third Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 2.2 NASC and NASC Acquisition jointly and severally represent and warrant to the Company as follows:
     (a) each of NASC and NASC Acquisition has all necessary corporate power and authority to execute and deliver this Third Amendment and to perform its obligations hereunder;
     (b) the execution and delivery of this Third Amendment by NASC and NASC Acquisition and the consummation by NASC and NASC Acquisition of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of NASC and NASC Acquisition and no stockholder votes are necessary to authorize this Third Amendment or to consummate the transactions contemplated hereby; and
     (c) this Third Amendment has been duly authorized and validly executed and delivered by the NASC and NASC Acquisition and, assuming this Third Amendment is a valid and binding obligations of the Company, this Third Amendment constitutes a legal, valid and binding obligation of NASC and NASC Acquisition, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 2.3 (a) PSC and PSC Sub jointly and severally represent and warrant to the Company as follows:
     (i) each of PSC and PSC Sub has all necessary corporate power and authority to execute and deliver this Third Amendment, to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement as amended by this Third Amendment;
     (ii) the execution and delivery of this Third Amendment by PSC and PSC Sub and the consummation by PSC and PSC Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of PSC and PSC Sub and no stockholder votes are necessary to authorize this Third Amendment or to consummate the transactions contemplated hereby; and
     (c) this Third Amendment has been duly authorized and validly executed and delivered by the PSC and PSC Sub and, assuming this Third Amendment and the Merger Agreement are valid and binding obligations of the Company, the Merger Agreement as amended by this Third Amendment constitutes a legal, valid and binding obligation of PSC and PSC Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (b) PSC and PSC Sub jointly and severally represent and warrant to the Company, as of the date hereof, the matters set forth in Article 5 of the Merger Agreement (other than Section 5.8 thereof).
     (c) PSC and PSC Sub jointly and severally represent and warrant to the Company, as of the date hereof, as follows:
     (i) PSC has delivered to the Company true, complete and correct signed counterparts of (I) debt commitment letters by and between GPH and Column Financial on the one hand, and GPH and CapitalSource Finance LLC, on the other, pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing in connection with the transactions provided for in the Merger Agreement (together with the updates thereto as contemplated in the Merger Agreement, the “Debt Commitment Letters”) and (II) the equity commitment letter, dated as of the date hereof, from Fillmore Strategic Investors, L.L.C. (“Fillmore”), pursuant to which Fillmore has agreed, subject to the terms and conditions set forth therein, to provide, equity financing in connection with the transactions provided for herein to GPH (together with the updates thereto, as contemplated herein, the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitments”);
     (ii) subject to such amendments to which the Company provides its prior written consent or for which such consent is not required pursuant to Section 6.14 of the Merger Agreement, such consent not to be unreasonably withheld, the Commitments have not been amended and are (solely to the Knowledge of Parent and Merger Sub, in the case of the Debt Commitment letters) in full force and effect;

     (iii) the Commitments are subject to no contingencies or conditions other than those set forth in the copies thereof delivered to the Company;
     (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of GPH, PSC or PSC Sub under any term or condition of the Commitments;
     (v) PSC has no reason to believe that it or GPH will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it or GPH contained in the Commitments;
     (vi) any and all commitment fees and other fees required by the Commitments to be paid as of the date hereof have been paid; and
     (vii) subject to the terms and conditions of the Commitments and this Agreement, the Commitments would provide PSC and GPH with financing at the Effective Time sufficient to (I) consummate the Merger upon the terms contemplated by this Agreement, (II) effect any other repayment or refinancing of debt contemplated in connection with the Merger or the Commitments, and (III) pay all related fees and expenses.
     (d) GPH represents and warrants to the Company, as of the date hereof, the matters set forth in Section 9.5.1 of the Merger Agreement, with the references therein to SBEV replaced by GPH.
Article 3
Amendments to Merger Agreement
     Section 3.1 All references to “North American Senior Care, Inc.” in the Merger Agreement are hereby amended to refer instead to “Pearl Senior Care, Inc.,” a Delaware corporation, and, for the avoidance of doubt, all references in the Merger Agreement to “Parent” shall refer to Pearl Senior Care, Inc.
     Section 3.2 All references to “NASC Acquisition Corp.” in the Merger Agreement are hereby amended to refer instead to “PSC Sub, Inc.,” a Delaware corporation, and, for the avoidance of doubt, all references in the Merger Agreement to “Merger Sub” shall refer to PSC Sub, Inc.
     Section 3.3 All references to “SBEV Property Holdings LLC” in the Merger Agreement are hereby amended to refer instead to “Geary Property Holdings LLC,” a Delaware limited liability company, and, for the avoidance of doubt, all references in the Merger Agreement to “SBEV” are hereby amended to refer instead to GPH.
     Section 3.4 The definition of “Company Material Adverse Effect” contained in Section 1.1 of the Merger Agreement is amended by adding the following immediately prior to the period at the end thereof:
, and (f) the effects on the Company of any litigation (to the extent worse than the proposed settlement), in the event the Company proposes to settle such litigation and Parent does not, if requested, provide its consent to such settlement.
     Section 3.5 The definition of “Parent Expenses” contained in Section 1.1 of the Merger Agreement is amended in its entirety to read as follows:
     “Parent Expenses” shall mean all reasonable and documented out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of Parent, Merger Sub, GPH, North American Senior Care, Inc., a Delaware corporation (“NASC”), NASC Acquisition Corp., a Delaware corporation (“NASC Acquisition”), and SBEV Property Holdings LLC, a Delaware limited liability company (“SBEV”) (with respect to NASC, NASC Acquisition and SBEV, for expenses incurred on or prior to November 20, 2005) in connection with or related to the transactions contemplated hereby, including, without limitation, expenses in connection with due diligence, and the negotiation, execution and performance of this Agreement and the transactions contemplated hereby.
     Section 3.6 The definition of “Suspension Period” contained in Section 1.1 of the Merger Agreement is amended in its entirety to read as follows:
“Suspension Period” means the period beginning on September 22, 2005 and ending at 11:59 P.M. New York City time on December 12, 2005.
     Section 3.7 The Merger Consideration provided for in the first sentence of Section 3.1.1 of the Merger Agreement is amended to be $12.50.
     Section 3.8 Section 2.5 of the Merger Agreement is amended in its entirety to read as follows:
At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall, subject to Section 6.9 hereof, be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and the By-laws attached as Exhibit A hereto, except that the name of the Surviving Corporation shall at the Effective Time be changed to the name of the Company.
     Section 3.9 Section 5.10 of the Merger Agreement is amended by deleting the parenthetical contained therein.
     Section 3.10 A new Section 6.1(q) is added to the Merger Agreement, which reads as follows:
(q) (i) between November 21,2005 and March 31,2006, pay or agree to pay in excess of $24 million (net present value with respect to payments agreed to be made in the future) in any new settlement of any litigation to the extent any such payments are not covered by insurance (other than self insurance reserves), and the parties agree that any such settlement payments (or agreements to pay) in excess of such $24 million amount during such period shall require the consent of the formally designated representative of Parent following advance notice thereof, it being understood that this Section 6.1(q) shall not apply to nor restrict any payment of any judgment, posting of a bond or letter of credit, or judicially required cash or reserve “set-aside” in respect of any litigation, and (ii) not settle any litigated matter for an amount in excess of $1,000,000 out of self insured reserves or cash (due to lack of insurance coverage) without: (1) advising the designated representative of Parent as promptly as practicable; (2) providing the rationale for such settlement at the recommended level; and (3) furnishing on a regular basis lawsuit evaluations and other reasonably pertinent information to provide an understanding of the case.
     Section 3.11 The first sentence of Section 6.2.1 of the Merger Agreement is amended by changing the reference therein to “November 23, 2005” to “December 12, 2005.”
     Section 3.12 Section 6.5.2 of the Merger Agreement is amended by replacing the reference therein to “October 21, 2005” with “December 23, 2005”.
     Section 3.13 The last sentence of Section 6.8.5 of the Merger Agreement is amended in its entirety to read as follows:
The Company shall cooperate reasonably with Parent and Merger Sub in accelerating to the earlier of the Closing Date or December 28, 2005, with respect to those individuals and specific awards or payments identified by Parent, any one or more of the following: (i) outstanding bonus awards under the 1998 Annual Incentive Program Plan; (ii) 2003 Cash Bonus Awards (at target) under the 2003 Long-Term Program; (iii) 1997 LTIP Performance Awards (at target), including without limitation the 2004 and 2005 performance awards payable in cash; (iv) benefits under the Enhanced Supplemental Executive Retirement Plan; (v) benefits under the Supplemental Executive Retirement Plan; (vi) benefits under the Executive Deferred Compensation Plan (including the Retirement Enhancement Program); and (vii) benefits under severance and employment agreements; provided, however, that Parent shall advance to the Company (or provide other adequate security, upon reasonable terms and conditions satisfactory to the Company, for) the excess of the amount that the Company determines is necessary to make such accelerated payments over the “Company Portion.” For purposes of this Section 6.8.5, the “Company Portion” shall be an amount equal to the sum of (x) the amount of any accelerated payments of benefits under the Executive Deferred Compensation Plan that are vested as of the requested payment date, (y) the amount of such portion of the accelerated payments as the plans and/or individuals identified by Parent would, in the absence of a change in ownership or control, receive on or before April 30, 2006, and (z) $10,000,000.
     Section 3.14 Subsection (B)(2) of the second sentence of Section 6.14 of the Merger Agreement is amended to add a proviso at the end of such section to read as follows:
; provided, however, that in connection with any change in participant Institutional Lenders pursuant to clause (B)(1) above, if such substituted Institutional Lender requires additional or different contingencies or conditions to its lending obligation, the Company shall be required to grant its consent as a result of such changed contingencies or conditions so long as the effect of such changed contingencies or conditions does not increase the conditionality (taken as a whole) of its commitment beyond that contemplated by the commitment of the previous lender.
     Section 3.15 The following sentence is added to Section 6.18 of the Merger Agreement immediately following the eighth sentence of such section:
For the avoidance of doubt, except as set forth in the last sentence of this Section 6.18, the Company acknowledges and agrees that it shall not have the right to draw upon the Letter of Credit unless and until this Agreement permits the Company to retain the Business Interruption Fee in accordance with the terms hereof.
     Section 3.16 Clause (ii) of the first sentence of Section 8.2 of the Merger Agreement is amended in its entirety to read as follows:
the Termination Fee and/or Parent Expenses shall be the exclusive remedy of Parent, Merger Sub under circumstances where the Termination Fee and/or Parent Expenses is or are payable by the Company and the Business Interruption Fee shall be the exclusive remedy of the Company under circumstances where the Business Interruption Fee is payable by Parent; provided, further, that, subject to the provision of Section 4.3 of the Third Amendment to this Agreement, no Party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement. For the avoidance of doubt, the Parties acknowledge that the Company’s sole remedies in the event that the Company does not terminate the Agreement shall be the cure of such breach or other specific performance as contemplated by Section 9.11 hereof, but not money damages.
     Section 3.17 The first sentence of Section 8.4.1 of the Merger Agreement is amended by replacing the reference therein to “the date hereof” with “November 20, 2005”.
     Section 3.18 The third sentence of Section 8.4.1 of the Merger Agreement is amended in its entirety to read as follows:
If this Agreement is terminated pursuant to Section 8.1(c)(ii) during the Suspension Period and neither Parent, Merger Sub nor GPH is in material breach of this Agreement at the time of such termination, then the Company shall pay Parent the Parent Expenses, not to exceed $30,000,000.
     Section 3.19 Section 9.2 of the Merger Agreement is amended by replacing the contact information of NASC and SBEV with the contact information of PSC and GPH, respectively, to read as follows:
If to Parent or Merger Sub, addressed to it at:
Pearl Senior Care, Inc.
140 Pacific Avenue
San Francisco, CA 94111
Facsimile: (415) 834-1475
Email: pearl@fillmorecap.com
If to Geary, addressed to it at:
Geary Property Holdings LLC
140 Pacific Avenue
San Francisco, CA 94111
Facsimile: (415) 834-1475
Email: geary@fillmorecap.com

With a mandated copy to:
Dechert LLP
One Market, Steuart Tower
Suite 2500
San Francisco, CA 94105
Attention: Joseph B. Heil
Facsimile: (415) 262-4555
Email: joseph.heil@dechert.com
And
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Attention: W. Brinkley Dickerson, Jr.
Facsimile: (404) 962-6743
Email: brink.dickerson@troutmansanders.com
     Section 3.20 The first sentence of Section 9.6 is amended in its entirety to read as follows:
This Agreement, as amended by that certain First Amendment dated as of August 23, 2005 by and among Parent, Merger Sub, the Company and, solely for purposes of Article 3 thereof, SBEV (the “First Amendment”), that certain Second Amendment dated as of September 22, 2005 by and among Parent, Merger Sub, the Company and, solely for purposes of Article 3 thereof, SBEV (the “Second Amendment”), and that certain Third Amendment dated as of November 20, 2005 by and among Parent, Merger Sub, the Company, North American Senior Care, Inc., a Delaware corporation, NASC Acquisition Corp., a Delaware corporation, and solely for purposes of Articles 1, 4 and 5 thereof, SBEV Property Holdings LLC, and Geary Property Holdings LLC (the “Third Amendment” and together with the First Amendment and the Second Amendment, the “Amendments”) (together with the Exhibits, Parent Disclosure Schedule, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Commitments and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as otherwise expressly provided herein, are not (other than in the case of Sections 3.5, 6.8, 6.9 and 6.13) intended to confer upon any other Person any rights or remedies hereunder.
Article 4
Other Agreements
     Section 4.1 The Company acknowledges that Parent has satisfied, or the Company has waived satisfaction of, each and all of the following conditions: (i) Parent has made the Subsequent BIF Deposit or caused the LC Condition Removal to occur in accordance with Section 6.18 of the Merger Agreement, (ii) Parent has delivered to the Company updated Debt Commitment Letters with any due diligence conditions deleted in accordance with Section 6.14 of the Merger Agreement, (iii) Parent has delivered the Solvency Opinion (but not the bring-down thereof) in accordance with Section 6.13 of the Merger Agreement and (iv) Parent has delivered an updated Equity Commitment Letter with the condition set forth in Section 2(iii) of the form attached to the Merger Agreement as Exhibit C removed, in accordance with Section 6.18 of the Merger Agreement.
     Section 4.2 Parent shall have the right in its sole discretion to change or modify in any way the equity and/or membership interests in Parent, Merger Sub and GPH; provided that the Equity Commitment Letter is not amended and remains in full force and effect and any such change or modification does not and could not reasonably be expected to result in any significant delay in the Closing (whether as a result of the need to amend and/or refile Governmental Consents other Third Party approvals or otherwise).
     Section 4.3 PSC, PSC Sub and GPH acknowledge that the Company has complied with, or PSC, PSC Sub and GPH have waived satisfaction of, any and all provisions of the Merger Agreement in connection with (i) the settlement or discharge by the Company and/or any of its Subsidiaries prior to the date hereof of any lawsuit or legal claim or action filed or made against the Company and/or any of its Subsidiaries and (ii) any requirements of the Company and/or its affiliates to cooperate prior to the date hereof with Parent, Merger Sub and/or their affiliates in matters relating to the transactions contemplated by the Merger Agreement.

     Section 4.4 (a) Each of NASC, NASC Acquisition and SBEV and their affiliates and successors, and each of their officers, directors, employees, managers, shareholders, members, representatives and agents (collectively, the “NASC Releasing Parties”) hereby releases and discharges the Company and its affiliates and successors, and each of its officers, directors, employees, managers, shareholders, members, representatives and agents (collectively the “Seller Releasing Parties) from any and all claims, demands, proceedings, causes of action and liabilities whatsoever which any of the NASC Releasing Parties has or may have against the Seller Releasing Parties under or pursuant to the Merger Agreement, arising prior to the date hereof. The foregoing release shall in no way be deemed to constitute a release or waiver by the PSC Releasing Parties as a result of the assignment and assumption provided for herein.
          (b) Each of the Seller Releasing Parties hereby releases and discharges the NASC Releasing Parties from any and all claims, demands, proceedings, causes of action and liabilities whatsoever which any of the Seller Releasing Parties has or may have against the NASC Releasing Parties under or pursuant to the Merger Agreement, arising prior to the date hereof.
          (c) Each of PSC , PSC Sub and GPH and their affiliates and successors, and each of their officers, directors, employees, managers, shareholders, members, representatives and agents (collectively, the “PSC Releasing Parties”) hereby releases and discharges the Seller Releasing Parties from any and all claims, demands, proceedings, causes of action and liabilities whatsoever which any of the PSC Releasing Parties has or may have against the Seller Releasing Parties under or pursuant to the Merger Agreement, arising prior to the date hereof and relating solely to (i) the settlement or discharge by the

Company and/or any of its Subsidiaries prior to the date hereof of any lawsuit or legal claim or action filed or made against the Company and/or any of its Subsidiaries, and/or (ii) any requirements of the Company and/or its affiliates to cooperate with Parent, Merger Sub and/or their affiliates in matters relating to the transactions contemplated by the Merger Agreement.
          (d) Each of the Seller Releasing Parties (i) hereby releases and discharges each of the PSC Releasing Parties from any and all claims, demands, proceedings, causes of action and liabilities whatsoever which the Seller Releasing Parties has or may have against the PSC Releasing Parties under or pursuant to the Merger Agreement arising prior to the date hereof and relating solely to the obligations of (A) Parent to make the Subsequent BIF Deposit or cause the LC Condition Removal to occur in accordance with Section 6.18 of the Merger Agreement, (B) Parent to deliver to the Company updated Debt Commitment Letters with any due diligence conditions deleted in accordance with Section 6.14 of the Merger Agreement, (C) Parent to deliver the Solvency Opinion (but not the bring-down thereof) in accordance with Section 6.13 of the Merger Agreement and (D) Parent to deliver an updated Equity Commitment Letter with the condition set forth in Section 2(iii) of the form attached to the Merger Agreement as Exhibit C removed, in accordance with Section 6.18 of the Merger Agreement, and (ii) agrees that notwithstanding the assignment and assumption pursuant to Article 1 hereof, the PSC Releasing Parties shall have no liability to or through the Seller Releasing Parties for any acts or omissions of the NASC Releasing Parties prior to the date hereof for which the PSC Releasing Party would be liable as a result of such assignment and assumption.

          (e) Each of PSC, PSC Sub,GPH, NASC, NASC Acquisition and SBEV represent and warrant to the Company that it is not aware of any breach by the Company of any representation, warranty, covenant or agreement in the Merger Agreement, as amended hereby, taking into account Section 4.3 hereof.
          (f) The Company hereby represents and warrants to PSC, PSC Sub,GPH, NASC, NASC Acquisition and SBEV that it is not aware of any breach by PSC, PSC Sub, GPH, NASC, NASC Acquisition or SBEV of any representation, warranty, covenant or agreement in the Merger Agreement, as amended hereby, taking into account Section 4.1 hereof.
          (g) For purposes of this Section 4.4 and for the avoidance of doubt, (i) none of PSC, PSC Sub and GPH shall be considered affiliates or successors of any of NASC, NASC Acquisition or SBEV, and none of NASC, NASC Acquisition or SBEV shall be considered affiliates or successors of PSC, PSC Sub or GPH, (ii) Fillmore Capital Partners, LLC, Fillmore Strategic Investors, L.L.C. and their affiliates shall not be considered NASC Releasing Parties and (iii) any reference in this Section 4.4 to the officers, directors, employees, managers, shareholders, members, representatatives or agents of any Person shall be understood to be a reference to such Persons acting in such capacity.
     Section 4.5 The Company hereby releases all obligations under the equity commitment letter delivered in connection with the Second Amendment.

Article 5
General Provisions
     Section 5.1 Except as expressly amended hereby, the Merger Agreement shall remain in full force and effect.
     Section 5.2 The provisions of Article 9 of the Merger Agreement shall apply to this Third Amendment as if set forth herein in their entirety.

     IN WITNESS WHEREOF, the undersigned have caused this Third Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

NORTH AMERICAN SENIOR CARE, INC.

By:	/s/ MARK GOLDSMITH

Name: Mark Goldsmith
Title: President

NASC ACQUISITION CORP.

By:	/s/ MARK GOLDSMITH

Name: Mark Goldsmith
Title: President

SBEV PROPERTY HOLDINGS LLC

By:	/s/ LEONARD GRUNSTEIN

Name: Leonard Grunstein
Title: Manager

PEARL SENIOR CARE, INC.

By:	/s/ RONALD E. SILVA

Name: Ronald E. Silva
Title: Authorize Signatory

PSC SUB, INC.

By:	/s/ RONALD E. SILVA

Name: Ronald E. Silva
Title: Authorized Signatory

GEARY PROPERTY HOLDINGS LLC

By:	/s/ MILTON B. PATIPA

Name: Milton B. Patipa
Title: Authorized Signatory

BEVERLY ENTERPRISES, INC.

By:	/s/ WILLIAM R. FLOYD

Name: William R. Floyd
Title: Chairman, President and Chief Executive Officer

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